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                                                                    Exhibit 99.2

                                 NEWS RELEASE


FOR IMMEDIATE RELEASE                                     CONTACT:  MAUREEN FISK
                                                                  (847) 468-2452


                              SAFETY-KLEEN CORP.
                         ANNOUNCES NEW VACUUM SERVICE


     Elgin, Illinois, October 10, 1996 -- Safety-Kleen Corp. (NYSE/SK) announced today the introduction of a new business within its Automotive/Retail Repair Service. Safety-Kleen's new Vacuum Service will focus on automotive and small industrial shops that have oil/water separators that must be cleaned of residual oil and sludge on a regular basis. Safety-Kleen is adding a new fleet of specialized trucks to efficiently meet an underserved customer need. The Company expects this new service to renew growth in its traditional automotive market.

     "The new Vacuum Service has been in a rollout phase and by year-end we expect to offer this service in a third of our branches across the U.S.," noted John G. Johnson, Jr., President and Chief Executive Officer of Safety-Kleen. "This business is a natural fit with our branch network and allows us to offer another valued service to our current automotive customer base. Our larger customers have asked Safety-Kleen to provide this service nationally, and we plan to achieve this. We believe the Vacuum Service will grow to over $50 million of annual revenues over the next three years."

     At a Company sponsored conference held today in Chicago, Safety-Kleen also discussed the expansion of its used oil collection network and the addition of re-refinery capacity at its facilities in East Chicago, Indiana and Breslau, Ontario, Canada in the second half of 1996 and 1997. "Safety-Kleen's focus on the small quantity generator has allowed us to create an efficient collection network that we continue to expand geographically," stated Joseph Chalhoub, Senior Vice President, Operations, Oil Recovery


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and Envirosystems. "The incremental plant expansions will increase our total re-
refining capacity by more than 25%," Chalhoub concluded.

     Safety-Kleen also announced projected revenue goals for 1996 and 1999. Revenue for the current year is expected to reach approximately $920 million. The Company said that it expects improved revenue growth in the future as a result of the new Vacuum Service business, expansion of the Oil Recovery business and continued growth in its Industrial Services business. Revenue was projected to grow at a compound rate of approximately 11% through 1999.

     Safety-Kleen is a leading service company specializing in the recovery and recycling of waste fluids, including the collection and re-refining of used motor oil. Safety-Kleen stock is traded on the New York Stock Exchange under the symbol "SK".

Private Securities Litigation Reform Act Disclosure
---------------------------------------------------

     This press release contains various forward-looking statements, including revenue projections. There are many factors that could cause actual results to differ materially, such as: adoption of new environmental laws and regulations and changes in the way such laws and regulations are interpreted and enforced; general business conditions, such as the level of competition, changes in demand for the Company's services and the strength of the economy in general; and prices for petroleum based products.


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